Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169315-04

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated March 4, 2011)

$

System Energy Resources, Inc.

FIRST MORTGAGE BONDS,

    % SERIES DUE APRIL 1, 2023

We are offering $         million of our First Mortgage Bonds,     % Series due April 1, 2023. We will pay interest on the bonds on April 1 and October 1 of each year. The first interest payment on the bonds will be made on April 1, 2013. We may redeem the bonds, in whole or in part, at any time prior to maturity, at the redemption prices described in this prospectus supplement. The bonds will be issued in denominations of $1,000 and integral multiples thereof.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our mortgage and deed of trust, which has the benefit of a first mortgage lien on substantially all of our property, which consists of our ownership interest in Unit 1 of the Grand Gulf Steam Electric Generating Station (nuclear). The bonds will also be secured by the assignment of our rights to payments under certain support agreements described in this prospectus supplement between us and our affiliates. Other indebtedness of ours is secured by assignments of these support agreements, and we have reserved the right to assign them to future holders of our indebtedness. We have also reserved the right to terminate these agreements without the consent of holders of our outstanding first mortgage bonds, subject to certain conditions described herein. By purchasing these bonds, you will pre-consent to our right to terminate these agreements.

Investing in the bonds involves risks. See “Risk Factors” on page S-1 of this prospectus supplement and page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to System Energy Resources (before expenses)
Per bond		%		%		%
Total	$		$		$

The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York on or about September     , 2012.

Joint Book-Running Managers

Barclays	KeyBanc Capital Markets	RBS	Scotiabank

Co-Managers

BNP PARIBAS	Deutsche Bank Securities

September     , 2012

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or SEC. We have not, and the underwriters have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriters are not, making an offer of the bonds in any jurisdiction where the offer or sale is not permitted.

RISK FACTORS

Investing in the bonds involves certain risks. In considering whether to purchase the bonds, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” herein and in the accompanying prospectus, as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”), our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “First Quarter 2012 Form 10-Q”), and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Second Quarter 2012 Form 10-Q”), each of which is incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. Accordingly, we incorporate by reference the documents listed below along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, if the filings are made prior to the time that all of the bonds are sold in this offering:

1.	the 2011 Form 10-K;

2.	the First Quarter 2012 Form 10-Q; and

3.	the Second Quarter 2012 Form 10-Q.

You may access a copy of any or all of these filings, free of charge, at our web site located at http://www.entergy.com or by writing or calling us at the following address:

Daniel T. Falstad

Secretary

System Energy Resources, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-2095

You may also direct your requests via email to dfalstad@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus supplement or the accompanying prospectus.

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected financial information set forth below has been derived from (1) our annual financial statements for the three-year period ended December 31, 2011, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and incorporated by reference in this prospectus supplement and the accompanying prospectus from the 2011 Form 10-K, and (2) our unaudited financial statements for the six months ended and as of June 30, 2012, incorporated by reference in this prospectus supplement and the accompanying prospectus from the Second Quarter 2012 Form 10-Q. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended
	June 30, 2012	December 31,
		2011	2010	2009
		(Dollars in Thousands)
Income Statement Data:
Operating Revenues	$545,629	$563,411	$558,584	$554,007
Operating Income	153,920	150,602	165,147	174,009
Interest Expense	40,151	41,406	48,487	43,378
Net Income	84,779	64,197	82,624	48,908
Ratio of Earnings to Fixed Charges(1)(2)	4.06	3.85	3.64	3.73

	As of June 30, 2012
	Actual		As Adjusted(3)
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Balance Sheet Data:
Common Equity:
Common Stock	$789,350	49.7%	$		%
Retained Earnings	40,367	2.6

Total Common Equity	829,717	52.3
First Mortgage Bonds	70,000	4.4
Other Long-Term Debt (including current maturities)	687,194	43.3

Total Capitalization	$1,586,911	100.0%	$		%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, “Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges, and “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.
(2)	The Ratio of Earnings to Fixed Charges for the six months ended June 30, 2012 was 4.95.
(3)	Adjusted to reflect the issuance and sale of the bonds and the application of the net proceeds thereof. See “Use of Proceeds.”

USE OF PROCEEDS

We anticipate our net proceeds from the sale of the bonds will be approximately $         million after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds we receive from the issuance and sale of the bonds (i) to repay at maturity all of our outstanding $70 million First Mortgage Bonds, 6.2% Series due October 1, 2012 plus accrued interest thereon; (ii) to cause the repayment prior to maturity of all of the outstanding $50 million Claiborne County, Mississippi 6.2% Pollution Control Revenue Refunding Bonds (System Energy Resources, Inc. Project) Series 1996, maturing February 1, 2026, at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date; (iii) to cause the repayment prior to maturity of all of the outstanding $102.975 million Mississippi Business Finance Corporation 5.9% Pollution Control Revenue Refunding Bonds (System Energy Resources, Inc. Project) Series 1999, maturing May 1, 2022, at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date; and (iv) for general corporate purposes. Pending the application of the net proceeds of the bonds, we will invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy System money pool.

DESCRIPTION OF THE BONDS

General

The bonds are to be issued and secured by our Mortgage and Deed of Trust, dated as of June 15, 1977, to The Bank of New York Mellon, successor trustee (the “Mortgage Trustee”), as amended and supplemented by twenty-four supplemental indentures thereto and as it may be further amended and supplemented by one or more supplemental indentures thereto (collectively, the “Mortgage”). All of the first mortgage bonds issued under the Mortgage, together with the bonds, are collectively referred to as “first mortgage bonds.” Capitalized terms not otherwise defined herein shall have the respective meaning assigned to them in the Mortgage.

The Mortgage permits us to issue an unlimited amount of first mortgage bonds from time to time in one or more series, so long as we meet issuance tests set forth in the Mortgage, which are generally described under “—Issuance of First Mortgage Bonds” below. All first mortgage bonds of any one series, including the bonds, need not be issued at the same time, and a series may be reopened for issuances of additional first mortgage bonds of such series. Thus, we may, from time to time, without notice to or the consent of the existing holders of the bonds, create and issue further first mortgage bonds having the same terms and conditions as the bonds offered hereby in all respects, except for issue date, price and, if applicable, the initial interest payment on such first mortgage bonds. Additional first mortgage bonds issued in this manner will be consolidated with, and will form a single series with, the previously outstanding first mortgage bonds of such series. For more information, see the discussion below under “—Issuance of First Mortgage Bonds.”

Restatement of the Mortgage

Immediately after the issuance of the bonds, we will irrevocably deposit with the Mortgage Trustee sufficient moneys to pay all of the then outstanding first mortgage bonds (other than the bonds) at maturity and restate the Mortgage as provided in the twenty-fourth supplemental indenture to the Mortgage. The description of the Mortgage in this prospectus supplement is of the Mortgage as so restated. The statements in this prospectus supplement concerning the bonds and the Mortgage are not comprehensive and are subject to the detailed provisions of the Mortgage. The Mortgage and a form of the twenty-fourth supplemental indenture to the Mortgage has been filed with the Commission as an exhibit to our registration statement of which this prospectus supplement and the accompanying prospectus are a part. You should read these documents for provisions that may be important to you. The Mortgage has been qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the bonds. Wherever particular provisions or defined terms in the Mortgage are referred to under this “Description of the Bonds,” those provisions or defined terms are incorporated by reference in this prospectus supplement.

Interest, Maturity and Payment

We are offering $         million of our First Mortgage Bonds,     % Series due April 1, 2023. We will pay interest on the bonds on April 1 and October 1 of each year, beginning on April 1, 2013. Interest will accrue at the rate of     % per year and will start to accrue from the date that the bonds are issued. As long as the bonds are registered in the name of The Depository Trust Company (“DTC”) or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of     % per annum to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

Interest on each bond payable on any interest payment date will be paid to the person in whose name that bond is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any bond, the defaulted interest may be paid to the holder of that bond as of the close of business on a date between 10 and 15 days before the date proposed by us for payment of the defaulted interest or in any other manner permitted by any securities exchange on which that bond may be listed, if the Mortgage Trustee finds it workable. (Mortgage, Section 307.)

Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date or the maturity date will be made on the next Business Day without any interest or other payment in respect of such delay.

The principal, premium, if any, and interest on the bonds at maturity will be payable upon presentation of the bonds at the corporate trust office of The Bank of New York Mellon in The City of New York, as our paying agent. However, we may choose to make payment of interest by check mailed to the address of the persons entitled to payment as they may appear or have appeared in the security register for the bonds. We may change the place of payment on the bonds, appoint one or more additional paying agents (including us) and remove any paying agent, all at our discretion. (Mortgage, Section 702.)

As long as the bonds are registered in the name of DTC, or its nominee, as described under “—Book-Entry Only Securities,” payments of principal, premium, if any, and interest will be made to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described under “—Book-Entry Only Securities” below.

Registration and Transfer

Subject to restrictions related to the issuance of bonds through DTC’s book-entry system, the transfer of bonds may be registered, and bonds may be exchanged for other bonds of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Mortgage Trustee in The City of New York. (Mortgage, Section 305.) We may, upon prompt written notice to the Mortgage Trustee and the holders of the bonds, designate one or more additional places, or change the place or places previously designated, for registration of transfer and exchange of the bonds. (Mortgage, Section 702.) No service charge will be made for any registration of transfer or exchange of the bonds. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with a registration of transfer or exchange. We will not be required to execute or to provide for the registration, transfer or exchange of any bond

•	during the 15 days before an interest payment date;

•	during the 15 days before giving any notice of redemption; or

•	selected for redemption except the unredeemed portion of any bond being redeemed in part. (Mortgage, Section 305.)

Form and Denomination

The bonds will be issued in denominations of $1,000 and integral multiples thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC.

Optional Redemption

At any time prior to January 1, 2023 (three months prior to the maturity date of the bonds), we may redeem the bonds, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, at a redemption price equal to the greater of (a) 100% of the principal amount of the bonds being redeemed and (b) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal of and interest on the bonds being redeemed (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus    % plus accrued and unpaid interest thereon to the redemption date.

At any time on or after January 1, 2023 (three months prior to the maturity date of the bonds), we may redeem the bonds, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the Mortgage Trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the Mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series under our Mortgage including the bonds.

Certain Definitions

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2) if such release (or any successor release) is not published during the week preceding the calculation date for the Adjusted Treasury Rate or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be provided by us on the third Business Day preceding the redemption date.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Mortgage Trustee is closed for business.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time or, if any of such firms is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means (1) Barclays Capital Inc., RBS Securities Inc. and Scotia Capital (USA) Inc. or an affiliate thereof, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m. on the third Business Day preceding such redemption date.

Security

The Mortgage secures the first mortgage bonds now outstanding and will secure the bonds. The Mortgage constitutes a first mortgage lien on all of our properties, other than Excepted Property (as defined below) and subject to Permitted Liens (as discussed below). These properties are sometimes referred to as our “Mortgaged Property.”

The bonds will have as additional security the sole and exclusive benefit of the Thirty-seventh Assignment of Availability Agreement, Consent and Agreement (the “Thirty-seventh Assignment”) among the System Operating Companies, the Trustees and us and the Thirty-seventh Supplementary Capital Funds Agreement and Assignment (the “Thirty-seventh Supplement”) among Entergy, the Trustees and us, and all proceeds therefrom. Under the Thirty-seventh Assignment, provisions of the Availability Agreement and the Thirty-seventh Assignment may be amended or waived at any time upon the receipt of consents from the holders of more than 50% of the aggregate outstanding principal amount of the bonds and any other necessary consents. Similarly, the Thirty-seventh Supplement will provide that the provisions of the Capital Funds Agreement and the Thirty-seventh Supplement may be amended or waived at any time upon the receipt of consents from the holders of more than 50% of the aggregate outstanding principal amount of the bonds and any other necessary consents.

Under the Thirty-seventh Assignment, we have assigned to the holders of the bonds secured thereby our rights, on a pari passu basis, to certain payments which the System Operating Companies have agreed to make to us in respect of Grand Gulf. Under the Thirty-seventh Supplement, we have assigned to the holders of the bonds secured thereby our rights, on a pari passu basis, to certain payments which Entergy has agreed to make to us.

We have reserved the right to assign our rights to these payments from the System Operating Companies and Entergy to other lenders on a pari passu basis. At present these rights are also assigned to a group of banks providing letters of credit in respect of a lease of approximately an 11.5% undivided ownership interest in Grand Gulf 1. See Note 8, “Commitments and Contingencies—Reimbursement Agreement” and Note 10, “Leases—Sale and Leaseback Transactions-Grand Gulf Lease Obligations” of the Company’s Notes to Financial Statements on page 126, and pages 131 and 132, respectively, in the 2011 Form 10-K and subsequent incorporated documents for further information.

For a further description of the terms of the Availability Agreement and the Capital Funds Agreement and related agreements, reference is made to “Note 8, “Commitments and Contingencies—Grand Gulf—Related Agreements” on page 125 in the 2011 Form 10-K and subsequent incorporated documents and to “System Energy Resources, Inc.—Contractual Arrangements for the Benefit of Creditors” in the accompanying prospectus.

We have reserved the right to terminate the Availability Agreement and the Thirty-Seventh Assignment upon delivery to the Mortgage Trustee of an officer’s certificate stating that the Availability Agreement and the Assignments thereof are similarly terminated as to all other outstanding series of first mortgage bonds and all of our other indebtedness. We currently have the right to terminate the Availability Agreement and the assignments thereof without the consent of any assignees. We have also reserved the right to terminate the Capital Funds Agreement and the Thirty-seventh Supplement upon delivery to the Mortgage Trustee of an officer’s certificate stating that the Capital Funds Agreement and the Supplements thereto are similarly terminated as to all other outstanding series of first mortgage bonds and all of our other indebtedness. (Twenty-fourth Supplemental Indenture, Section 2.07.) Exercise of the right to terminate these agreements would end all support arrangements contained in the respective agreement, including the support arrangements in case of a permanent shut down of Grand Gulf. We have covenanted not to grant any security interest in our rights under the System Agreement, Availability Agreement, the Thirty-seventh Assignment, the Capital Funds Agreement or the Thirty-seventh Supplement, except for security interests contemplated by such Thirty-seventh Assignment or Supplement, respectively. (Twenty-fourth Supplemental Indenture, Section 2.02.)

Permitted Liens

The lien of the Mortgage is subject to Permitted Liens described in the Mortgage. These Permitted Liens include, among others,

•	liens existing at September , 2012 (the “Execution Date”);

•	as to property acquired by us after the Execution Date, liens existing or placed on such property at the time we acquire such property and any Purchase Money Liens;

•

tax liens, assessments and other governmental charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days’ notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•

mechanics’, workmen’s, repairmen’s, materialmen’s, warehousemen’s and carriers’ liens, other liens incident to construction, liens or privileges of any of our employees for salary or wages earned, but not yet payable, and other liens, including without limitation liens for worker’s compensation awards, arising in the ordinary course of business for charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•	specified judgment liens and Prepaid Liens;

•	easements, leases, reservations or other rights of others (including governmental entities) in, and defects of title in, our property;

•	liens securing indebtedness or other obligations relating to real property for specified transmission, distribution or communication purposes or for the purpose of obtaining rights-of-way;

•	specified leases and leasehold, license, franchise and permit interests;

•	liens resulting from law, rules, regulations, orders or rights of Governmental Authorities and specified liens required by law or governmental regulations;

•	liens to secure public obligations; rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property;

•	rights and interests of persons other than us arising out of agreements relating to the common ownership or joint use of property, and liens on the interests of those Persons in the property;

•	restrictions on assignment and/or requirements of any assignee to qualify as a permitted assignee; and

•	liens which have been bonded for the full amount in dispute or for the payment of which other adequate security arrangements have been made. (Mortgage, Granting Clauses and Section 101.)

The Mortgage provides that the Mortgage Trustee will have a lien, prior to the lien on the Mortgaged Property securing the first mortgage bonds, including the bonds, for the payment of its reasonable compensation and expenses and for indemnity against specified liabilities. (Mortgage, Section 1007.) This lien would be a Permitted Lien under the Mortgage.

Excepted Property

The lien of the Mortgage does not cover, among other things, the following types of property:

•	all cash, deposit accounts, securities and all policies of insurance on the lives of our officers not paid or delivered to or deposited with or held by the Mortgage Trustee or required so to be;

•

all contracts, leases, operating agreements and other agreements of all kinds (other than our franchises, permits and licenses that are transferable and necessary for the operation of the Mortgaged Property), bills, notes and other instruments, revenues, income and earnings, all accounts, accounts receivable, rights to payment, payment intangibles and unbilled revenues, credits, claims, demands and judgments;

•

all governmental and other licenses, permits, franchises, consents and allowances (other than our franchises, permits and licenses that are transferable and necessary for the operation of Mortgaged Property);

•	all unrecorded easements and rights of way;

•	all intellectual property rights and other general intangibles;

•	all vehicles, movable equipment, aircraft and vessels and all parts, accessories and supplies used in connection with any of the foregoing;

•	all personal property of such character that the perfection of a security interest therein or other lien thereon is not governed by the Uniform Commercial Code in effect where we are organized;

•

all merchandise and appliances acquired for the purpose of resale in the ordinary course and conduct of our business, any nuclear fuel and all materials and supplies held for consumption in use or operation of any of our properties or held in advance of use thereof for fixed capital purposes;

•

all electric energy and capacity, gas, steam and other materials and products generated, manufactured, produced or purchased by us for sale, distribution or use in the ordinary course and conduct of our business;

•

all property that is the subject of a lease agreement designating us as lessee, and all our right, title and interest in and to the property and in, to and under the lease agreement, whether or not the lease agreement is intended as security, and the last day of the term of any lease or leasehold which may become subject to the lien of the Mortgage;

•

all property which before or after the Execution Date has been released from the lien of the Mortgage and any improvements, extensions and additions to such properties and renewals, replacements, substitutions of or for any parts thereof;

•	all timber, minerals, mineral rights and royalties; and

•	all property not acquired by the Company for use in its electricity generation business.

We sometimes refer to property of ours not covered by the lien of the Mortgage as “Excepted Property.” (Mortgage, Granting Clauses.)

Funded Property

Mortgaged Property owned by us at any particular time is sometimes referred to as “Property Additions.” All Mortgaged Property owned by us that immediately prior to the Execution Date was “funded property” as this term was defined in the Mortgage at that time, is considered Funded Property. Funded Property is Property Additions that have been used under the Mortgage for the issuance of first mortgage bonds, the release or retirement of Funded Property, or the withdrawal of cash deposited with the Mortgage Trustee for the issuance of first mortgage bonds. Unfunded Property Additions will become Funded Property when used under the Mortgage for the issuance of first mortgage bonds, the release or retirement of Funded Property, or the withdrawal of cash deposited with the Mortgage Trustee for the issuance of first mortgage bonds.

Issuance of First Mortgage Bonds

Subject to the issuance restrictions described below, the aggregate principal amount of first mortgage bonds that may be authenticated and delivered under the Mortgage is unlimited. (Mortgage, Section 301.) First mortgage bonds of any series may be issued from time to time only on the basis of, and in an aggregate principal amount not exceeding, the sum of the following:

•

70% of the cost or fair value to us (whichever is less) of Property Additions that do not constitute Funded Property (generally, Property Additions that (i) have been made the basis of the authentication and delivery of bonds, the release of Mortgaged Property or the withdrawal of cash, (ii) have been substituted for retired Funded Property or (iii) have been used for other specified purposes (Mortgage, Section 102)) after specified deductions and additions, primarily including adjustments to offset property retirements;

•	the aggregate principal amount of Retired Securities, as defined below; or

•	an amount of cash deposited with the Mortgage Trustee.

“Retired Securities” mean any first mortgage bonds authenticated and delivered under the Mortgage that (i) no longer remain outstanding, (ii) have not been made the basis of the authentication and delivery of first mortgage bonds, the release of Mortgaged Property or the withdrawal of cash, and (iii) have not been paid, redeemed, purchased or otherwise retired by the application thereto of Funded Cash. (Mortgage, Sections 101, 1601, 1603, 1604 and 1605.)

As of June 30, 2012, we could have issued approximately $612 million of additional first mortgage bonds on the basis of net Property Additions and approximately $1,335 million of additional first mortgage bonds on the basis of Retired Securities. The bonds are expected to be issued on the basis of Retired Securities.

Release of Property

Unless an event of default under the Mortgage has occurred and is continuing, we may obtain the release from the lien of the Mortgage of any collateral for the first mortgage bonds that constitutes Funded Property, except for cash held by the Mortgage Trustee, upon delivery to the Mortgage Trustee of an amount in cash equal to the amount, if any, by which the lower of the cost or fair value of the property to be released exceeds the aggregate of:

•	an amount equal to the aggregate principal amount of any obligations secured by Purchase Money Liens upon the property to be released and delivered to the Mortgage Trustee;

•

an amount equal to the cost or fair value to us (whichever is less) of certified Property Additions not constituting Funded Property after specified deductions and additions, primarily including adjustments to offset property retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the release);

•

X% (as defined below) of the aggregate principal amount of first mortgage bonds that we would be entitled to issue on the basis of Retired Securities (with the entitlement being waived by operation of the release);

•

any amount in cash and/or an amount equal to the aggregate principal amount of any obligations secured by Purchase Money Liens delivered to a holder of a prior lien on Mortgaged Property in consideration for the release of such Mortgaged Property from such prior lien; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released. (Mortgage, Section 1803.)

The term “X%” as used in the third bullet above shall mean the reciprocal of 70%; except if the Corresponding Retired Security was initially authenticated and delivered prior to the Execution Date, then X% shall mean the reciprocal of 60%. “Corresponding Retired Security” shall mean the Retired Security or fraction thereof selected by the Company to serve as the basis for issuance of first mortgage bonds for such right to the authentication and delivery of first mortgage bonds so waived. (Mortgage, Section 1803.)

Unless an event of default under the Mortgage has occurred and is continuing, we may obtain the release from the lien of the Mortgage of any part of the Mortgaged Property or any interest therein, which does not constitute Funded Property or Funded Cash held by the Mortgage Trustee, without depositing any cash or property with the Mortgage Trustee as long as (a) the aggregate amount of cost or fair value to us (whichever is less) of all Property Additions that do not constitute Funded Property (excluding the property to be released) after specified deductions and additions, primarily including adjustments to offset property retirements, is not less than zero or (b) the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to us (whichever is less) of Property Additions acquired, made or constructed within the 90-day period preceding the release. (Mortgage, Section 1804.)

The Mortgage provides simplified procedures for the release of Mortgaged Property with a net book value of up to the greater of $10 million or 3% of outstanding first mortgage bonds during a calendar year and for the release of Mortgaged Property taken or sold in connection with the power of eminent domain, provides for dispositions of certain obsolete or unnecessary Mortgaged Property and provides for grants or surrender of certain easements, leases or rights of way without any release or consent by the Mortgage Trustee. (Mortgage Sections 1802, 1805 and 1807.)

If we retain any interest in any property released from the lien of the Mortgage, the Mortgage will not become a lien on the property or the interest in the property or any improvements, extensions or additions to, or any renewals, replacements or substitutions of or for, any part or parts of the property unless we subject such property to the lien of the Mortgage. (Mortgage, Section 1810.)

The Mortgage also provides that we may terminate, abandon, surrender, cancel, release, modify or dispose of any of our franchises, permits or licenses that are Mortgaged Property without any consent of the Mortgage

Trustee or the holders of outstanding first mortgage bonds, provided that (i) such action is, in our opinion, necessary, desirable or advisable in the conduct of our business and (ii) any of our franchises, permits or licenses that, in our opinion, cease to be necessary for the operation of Mortgaged Property shall cease to be Mortgaged Property without any release or consent or report to the Mortgage Trustee. (Mortgage, Section 1802.)

Withdrawal of Cash

Unless an event of default under the Mortgage has occurred and is continuing, and subject to specified limitations, cash held by the Mortgage Trustee may, generally, (1) be withdrawn by us (a) to the extent of the cost or fair value to us (whichever is less) of Property Additions not constituting Funded Property, after specified deductions and additions, primarily including adjustments to offset retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the withdrawal) or (b) in an amount equal to the aggregate principal amount of first mortgage bonds that we would be entitled to issue on the basis of Retired Securities (with the entitlement to the issuance being waived by operation of the withdrawal) or (c) in an amount equal to the aggregate principal amount of any outstanding first mortgage bonds delivered to the Mortgage Trustee (with the first mortgage bonds to be cancelled by the Mortgage Trustee), or (2) upon our request, be applied to (a) the purchase of first mortgage bonds or (b) the payment (or provision for payment) at stated maturity of any first mortgage bonds or the redemption (or provision for payment) of any first mortgage bonds which are redeemable. (Mortgage, Section 1806.)

Satisfaction and Discharge of Bonds

We will be discharged from our obligations on the bonds if we irrevocably deposit with the Mortgage Trustee or any paying agent, other than us, sufficient cash or government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of the bonds. (Mortgage, Section 801.)

Consolidation, Merger and Conveyance of Assets

Under the terms of the Mortgage, we may not consolidate with or merge into any other entity or convey, transfer or lease as, or substantially as, an entirety to any entity the Mortgaged Property, unless:

•

the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases our Mortgaged Property as, or substantially as, an entirety, is organized and validly existing under the laws of any domestic jurisdiction, and it expressly assumes our obligations on all first mortgage bonds then outstanding under the Mortgage and confirms the lien of the Mortgage on the Mortgaged Property (as constituted immediately prior to the time such transaction became effective) and subjecting to the lien of the Mortgage all property thereafter acquired by the successor entity that constitutes an improvement, extension or addition to the Mortgaged Property (as so constituted) or a renewal, replacement or substitution of or for any part thereof, but only to the extent that such improvement, extension or addition is so affixed or attached to real property as to be regarded a part of such real property or is an improvement, extension or addition to personal property that is made to maintain, renew, repair or improve the function of such personal property and is physically installed in or affixed to such personal property;

•

in the case of a lease, such lease is made expressly subject to termination by us or by the Mortgage Trustee and by the purchaser of the property so leased at any sale thereof at any time during the continuance of an event of default under the Mortgage;

•	we shall have delivered to the Mortgage Trustee an officer’s certificate and an opinion of counsel as provided in the Mortgage; and

•

immediately after giving effect to such transaction (and treating any debt that becomes an obligation of the successor entity as a result of such transaction as having been incurred by the successor entity at the time of such transaction), no event of default under the Mortgage, or event which, after notice or lapse of time or both, would become an event of default under the Mortgage, shall have occurred and be continuing. (Mortgage, Section 1201.)

In the case of the conveyance or other transfer of the Mortgaged Property as, or substantially as, an entirety to any other person, upon the satisfaction of all the conditions described above, we would be released and discharged from all our obligations and covenants under the Mortgage and on the first mortgage bonds then outstanding unless we elect to waive such release and discharge. (Mortgage, Section 1204.)

The Mortgage does not prevent or restrict:

•

any conveyance or other transfer, or lease, of any part of the Mortgaged Property that does not constitute the entirety, or substantially the entirety, of the Mortgaged Property (Mortgage, Section 1205.); or

•

any conveyance, transfer or lease of any of our properties where we retain Mortgaged Property with a fair value in excess of 143% of the aggregate principal amount of all outstanding first mortgage bonds, and any other outstanding debt secured by a Purchase Money Lien that ranks equally with, or senior to, the first mortgage bonds with respect to the Mortgaged Property. This fair value will be determined within 90 days of the conveyance, transfer or lease by an independent expert that we select. (Mortgage, Section 1206.)

Although the successor entity may, in its sole discretion, subject to the lien of the Mortgage property then owned or thereafter acquired by the successor entity, the lien of the Mortgage generally will not cover the property of the successor entity other than the property it acquires from us and improvements, extensions and additions to such property and renewals, replacements and substitutions thereof, within the meaning of the Mortgage. (Mortgage, Section 1203.)

The terms of the Mortgage do not restrict mergers in which we are the surviving entity. (Mortgage, Section 1205.) A statutory merger in which a company’s assets and liabilities may be allocated among one or more entities shall not be considered to be a merger, consolidation or conveyance of Mortgaged Property subject to the provisions of the Mortgage described above unless all or substantially all of the Mortgaged Property is allocated to one or more other entities.

Events of Default

“Event of default,” when used in the Mortgage with respect to first mortgage bonds, including the bonds, means any of the following:

•

failure to pay interest on any first mortgage bond for 30 days after it is due unless we have made a valid extension of the interest payment period with respect to such first mortgage bond as provided in the Mortgage;

•	failure to pay the principal of or any premium on any first mortgage bond when due unless we have made a valid extension of the maturity of such first mortgage bond as provided in the Mortgage;

•

failure to perform or breach of any other covenant or warranty in the Mortgage that continues for 90 days after we receive written notice from the Mortgage Trustee, or we and the Mortgage Trustee receive written notice from the holders of at least 33% in aggregate principal amount of the outstanding first mortgage bonds, unless the Mortgage Trustee, or the Mortgage Trustee and the holders of a principal amount of first mortgage bonds not less than the principal amount of first mortgage bonds the holders of which gave such notice, as the case may be, agree in writing to an extension of such period prior to its expiration; provided, however, that the Mortgage Trustee, or the Mortgage Trustee and the holders of such principal amount of first mortgage bonds, as the case may be, shall be deemed to have agreed to an extension of such period if corrective action is initiated by us within such period and is being diligently pursued;

•	events of our bankruptcy, insolvency or reorganization as specified in the Mortgage; or

•	any other event of default included in any supplemental indenture, board resolution or officer’s certificate establishing a series of first mortgage bonds. (Mortgage, Sections 301, 901 and 1301.)

Additional “events of default” so long as the bonds are outstanding will include various defaults by Entergy, any of the System Operating Companies or us in connection with the Thirty-seventh Supplement, the Availability Agreement, the Thirty-seventh Assignment or the System Agreement, all generally subject to 30-day grace periods and with the right of the holders of at least 15% in principal amount of the bonds then outstanding to give notice of default in certain such cases; and the cessation of the Thirty-seventh Supplement, the Availability Agreement and the Thirty-seventh Assignment to be in full force and effect under certain circumstances, and unless a substitute agreement is provided under certain conditions. (Twenty-fourth Supplemental Indenture, Section 2.04.) See “Security” above for a discussion of our rights to terminate these agreements which termination would result in the elimination of related events of default.

Remedies

If an event of default under the Mortgage occurs and is continuing, then the Mortgage Trustee, by written notice to us, or the holders of at least 33% in aggregate principal amount of the outstanding first mortgage bonds, by written notice to us and the Mortgage Trustee, may declare the principal amount of all of the first mortgage bonds to be due and payable immediately, and upon our receipt of such notice, such principal amount, together with premium, if any, and accrued and unpaid interest will become immediately due and payable.

At any time after such a declaration of acceleration has been made but before any sale of the Mortgaged Property and before a judgment or decree for payment of the money due has been obtained by the Mortgage Trustee, the event of default under the Mortgage giving rise to such declaration of acceleration will be considered cured, and such declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the Mortgage Trustee a sum sufficient to pay:

(1) all overdue interest on all outstanding first mortgage bonds;

(2) the principal of and premium, if any, on the outstanding first mortgage bonds that have become due otherwise than by such declaration of acceleration and overdue interest thereon;

(3) interest on overdue interest to the extent lawful; and

(4) all amounts due to the Mortgage Trustee under the Mortgage; and

•	any other event of default under the Mortgage with respect to the first mortgage bonds has been cured or waived as provided in the Mortgage. (Mortgage, Section 902.)

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Subject to the Mortgage, under specified circumstances and to the extent permitted by law, if an event of default under the Mortgage occurs and is continuing, the Mortgage Trustee has the power to appoint a receiver for the Mortgaged Property, and is entitled to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (Mortgage, Section 916.)

Other than its duties in case of an event of default under the Mortgage, the Mortgage Trustee is not obligated to exercise any of its rights or powers under the Mortgage at the request, order or direction of any of the holders, unless the holders offer the Mortgage Trustee an indemnity satisfactory to it. (Mortgage,

Section 1003.) If they provide this indemnity, the holders of a majority in principal amount of the outstanding first mortgage bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Mortgage Trustee, or exercising any trust or power conferred upon the Mortgage Trustee. The Mortgage Trustee is not obligated to comply with directions that conflict with law or other provisions of the Mortgage or that could involve the Mortgage Trustee in personal liability in circumstances where indemnity would not, in the Mortgage Trustee’s sole discretion, be adequate. (Mortgage, Section 912.)

No holder of first mortgage bonds will have any right to institute any proceeding under the Mortgage, or any remedy under the Mortgage, unless:

•	the holder has previously given to the Mortgage Trustee written notice of a continuing event of default under the Mortgage;

•

the holders of a majority in aggregate principal amount of the outstanding first mortgage bonds of all series have made a written request to the Mortgage Trustee and have offered indemnity satisfactory to the Mortgage Trustee to institute proceedings; and

•

the Mortgage Trustee has failed to institute any proceeding for 60 days after notice and has not received during that period any direction from the holders of a majority in aggregate principal amount of the outstanding first mortgage bonds inconsistent with the written request of holders referred to above. (Mortgage, Section 907.)

However, these limitations do not apply to the absolute and unconditional right of a holder of a first mortgage bond to institute suit for payment of the principal, premium, if any, or interest on the first mortgage bond on or after the applicable due date. (Mortgage, Section 908.)

We will provide to the Mortgage Trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the Mortgage. (Mortgage, Section 705.)

Modification and Waiver

Without the consent of any holder of first mortgage bonds, including the bonds, we and the Mortgage Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the Mortgage and in the first mortgage bonds;

•	to add one or more covenants or other provisions for the benefit of the holders of all or any series or tranche of first mortgage bonds, or to surrender any right or power conferred upon us;

•	to add additional events of default under the Mortgage for all or any series of first mortgage bonds;

•

to change or eliminate or add any new provision to the Mortgage; provided, however, if the change, elimination or addition will adversely affect the interests of the holders of first mortgage bonds of any series in any material respect, the change, elimination or addition will become effective only:

(1) when the consent of the holders of first mortgage bonds of such series has been obtained in accordance with the Mortgage; or

(2) when no first mortgage bonds of the affected series remain outstanding under the Mortgage;

•	to provide additional security for any first mortgage bonds;

•	to establish the form or terms of first mortgage bonds of any other series as permitted by the Mortgage;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor Mortgage Trustee or co-trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the first mortgage bonds of all or any series;

•

to change any place where principal, premium, if any, and interest shall be payable, first mortgage bonds may be surrendered for registration of transfer or exchange, and notices and demands to us may be served;

•

to amend and restate the Mortgage as originally executed and as amended from time to time, with additions, deletions and other changes that do not adversely affect the interests of the holders of first mortgage bonds of any series in any material respect; or

•

to cure any ambiguity or inconsistency or to make any other changes or additions to the provisions of the Mortgage if such changes or additions will not adversely affect the interests of first mortgage bonds of any series in any material respect. (Mortgage, Section 1301.)

The holders of a majority in aggregate principal amount of then outstanding first mortgage bonds, considered as one class, may waive compliance by us with some restrictive provisions of the Mortgage. (Mortgage, Section 706.) The holders of a majority in principal amount of then outstanding first mortgage bonds may waive any past default under the Mortgage, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Mortgage that cannot be modified or amended without the consent of the holder of each outstanding first mortgage bond of any affected series. (Mortgage, Section 913.)

Except as provided below, the consent of the holders of a majority in aggregate principal amount of then outstanding first mortgage bonds, considered as one class, is required for all other amendments or modifications to the Mortgage. However, if less than all of the series of first mortgage bonds outstanding are directly affected by a proposed amendment or modification, then the consent of the holders of only a majority in aggregate principal amount of the outstanding first mortgage bonds of all series that are directly affected, considered as one class, will be required. Notwithstanding the foregoing, no amendment or modification may be made without the consent of the holder of each directly affected first mortgage bond then outstanding to:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any first mortgage bond, or reduce the principal amount of any first mortgage bond or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any first mortgage bond;

•

create any lien ranking prior to or on a parity with the lien of the Mortgage with respect to the Mortgaged Property, terminate the lien of the Mortgage on the Mortgaged Property or deprive any holder of a first mortgage bond of the benefits of the security of the lien of the Mortgage;

•

reduce the percentage in principal amount of the outstanding first mortgage bonds of any series the consent of the holders of which is required for any amendment or modification or any waiver of compliance with a provision of the Mortgage or of any default thereunder and its consequences, or reduce the requirements for a quorum or voting; or

•	modify certain provisions of the Mortgage relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the first mortgage bonds of any series.

A supplemental indenture that changes the Mortgage solely for the benefit of one or more particular series of first mortgage bonds, or modifies the rights of the holders of first mortgage bonds of one or more series, will not affect the rights under the Mortgage of the holders of the first mortgage bonds of any other series. (Mortgage, Section 1302.)

The Mortgage provides that first mortgage bonds owned by us or anyone else required to make payment on the first mortgage bonds shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Mortgage, Section 101.)

We may fix in advance a record date to determine the holders of first mortgage bonds entitled to give any request, demand, authorization, direction, notice, consent, waiver or similar act of the holders, but we have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding first mortgage bonds have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding first mortgage bonds will be computed as of the record date.

Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder of any first mortgage bond will bind every future holder of that first mortgage bond and the holder of every first mortgage bond issued upon the registration of transfer of or in exchange for that first mortgage bond. A transferee will also be bound by acts of the Mortgage Trustee or us in reliance thereon, whether or not notation of that action is made upon the first mortgage bond. (Mortgage, Section 106.)

Resignation of a Mortgage Trustee

The Mortgage Trustee may resign at any time by giving written notice to us or may be removed at any time by an act of the holders of a majority in principal amount of first mortgage bonds then outstanding delivered to the Mortgage Trustee and us. No resignation or removal of the Mortgage Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the Mortgage Trustee a board resolution appointing a successor trustee and the successor has accepted the appointment in accordance with the terms of the Mortgage, the Mortgage Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Mortgage. (Mortgage, Section 1010.)

Notices

Notices to holders of bonds will be given by mail to the addresses of the holders as they may appear in the security register for the bonds. (Mortgage, Section 108.)

Title

We, the Mortgage Trustee, and any of our or the Mortgage Trustee’s agents, may treat the person in whose name bonds are registered as the absolute owner thereof, whether or not the bonds may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Mortgage, Section 308.)

Governing Law

The Mortgage is, and the bonds will be, governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its conflicts-of-law principles, except where otherwise required by law, including with respect to the creation, perfection, priority or enforcement of the lien of the Mortgage. (Mortgage, Section 114.)

Information about the Mortgage Trustee

The Mortgage Trustee is The Bank of New York Mellon. In addition to acting as Mortgage Trustee, The Bank of New York Mellon also acts, and may act, as trustee under various other of our and our affiliates’ indentures, trusts and guarantees. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the Mortgage Trustee and its affiliates in the ordinary course of our respective businesses.

Book-Entry Only Securities

The bonds will trade through DTC. The bonds will be represented by a global certificate and registered in the name of Cede & Co., DTC’s nominee. Upon issuance of the global certificate, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the bonds represented by such global certificate to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global certificate will be limited to participants or persons that may hold interests through participants. The global certificate will be deposited with the Mortgage Trustee as custodian for DTC.

DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Exchange Act. DTC holds securities for its participants. DTC also facilitates the post-trade settlement of securities transactions among its participants through electronic computerized book-entry transfers and pledges in the participants’ accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

Purchases of the bonds within the DTC system must be made through participants, who will receive a credit for the bonds on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the appropriate participant’s records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through whom they purchased bonds. Transfers of ownership in the bonds are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their bonds, except if use of the book-entry system for the bonds is discontinued.

To facilitate subsequent transfers, all bonds deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the bonds. DTC’s records reflect only the identity of the participants to whose accounts such bonds are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of bonds may wish to take certain steps to augment transmission to them of notices of significant events with respect to the bonds, such as redemptions, tenders, defaults and proposed amendments to the Mortgage. Beneficial owners of the bonds may wish to ascertain that the nominee holding the bonds has agreed to obtain and transmit notices to the beneficial owners.

Redemption notices will be sent to Cede & Co., as registered holder of the bonds. If less than all of the bonds are being redeemed, DTC’s practice is to determine by lot the amount of bonds held by each participant to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to bonds, unless authorized by a participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the bonds are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the bonds.

Payments of redemption proceeds, principal of, and interest on the bonds will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or our agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, the Mortgage Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

Except as provided herein, a beneficial owner will not be entitled to receive physical delivery of the bonds. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the bonds.

DTC may discontinue providing its services as securities depositary with respect to the bonds at any time by giving us reasonable notice. In the event no successor securities depositary is obtained, certificates for the bonds will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to some or all of the bonds. In that event or if an event of default with respect to the bonds has occurred and is continuing, certificates for the bonds will be printed and delivered. If certificates for the bonds are printed and delivered, those bonds will be issued in fully registered form without coupons; a holder of certificated bonds would be able to exchange those bonds, without charge, for an equal aggregate principal amount of bonds, having the same issue date and with identical terms and provisions; and a holder of certificated bonds would be able to transfer those bonds without cost to another holder, other than for applicable stamp taxes or other governmental charges.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Name	Principal Amount of Bonds
Barclays Capital Inc.	$
KeyBanc Capital Markets Inc.
RBS Securities Inc.
Scotia Capital (USA) Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.

Total	$

Under the terms and conditions set forth in the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer the bonds directly to the public at the price to public set forth on the cover page hereof and may offer part of the bonds to certain securities dealers at such price less a concession not in excess of     % of the principal amount of the bonds. The underwriters may allow, and such dealers may reallow certain brokers and dealers, a concession not in excess of     % of the principal amount of the bonds. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that our total expenses for this offering will be approximately $535,000, excluding underwriting discounts and commissions.

The bonds will constitute a new class of securities with no established trading market. We cannot assure you as to (1) the liquidity of any such market that may develop, (2) the ability of holders of bonds to sell their bonds or (3) the price at which the holders of bonds would be able to sell their bonds. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We do not intend to apply for listing of the bonds on any securities exchange or for inclusion of the bonds in any automated quotation system.

To facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, they may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fourth business day (T+4) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the bonds on the date of this prospectus supplement will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date of this prospectus supplement should consult their own advisors.

In the ordinary course of their respective businesses, the underwriters and certain of their affiliates have in the past and may in the future engage in investment banking or other transactions of a financial nature with us and our affiliates, for which they have received customary compensation. All of the underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities.

EXPERTS

The financial statements as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, incorporated by reference in this prospectus supplement and the accompanying prospectus from the 2011 Form 10-K, and the effectiveness of System Energy Resources, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

FIRST MORTGAGE BONDS

SYSTEM ENERGY RESOURCES, INC.

Echelon One

1340 Echelon Parkway

Jackson, Mississippi 39213

(601) 368-5000

We -

•	may periodically offer our first mortgage bonds in one or more series; and

•	will determine the price and other terms of each series of first mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds -

•	will be secured by a mortgage that constitutes a first mortgage lien on substantially all of our property; and

•	will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You -

•	will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of first mortgage bonds only if accompanied by the prospectus supplement for that series. We will provide the specific information for those offerings and the specific terms of these first mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the first mortgage bonds offered by this prospectus involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the first mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of first mortgage bonds.

The date of this prospectus is March 4, 2011.

RISK FACTORS

Investing in the first mortgage bonds involves certain risks. In considering whether to purchase the first mortgage bonds being offered by this prospectus (the “New Bonds”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our annual report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus.

In addition, you should consider the following risk factor relating to the New Bonds:

The New Bonds will benefit from the support of the Availability Agreement and the Capital Funds Agreement; however, we have reserved the right to terminate these arrangements.

As described elsewhere in this prospectus, the Availability Agreement and the Capital Funds Agreement (each as defined below) are backstop arrangements for the benefit of our bondholders and other lenders. In addition to the lien of our mortgage, the New Bonds may have the sole and exclusive benefit of an Assignment of Availability Agreement, Consent and Agreement and a Supplementary Capital Funds Agreement and Assignment. However, we currently have the right to terminate the Availability Agreement, and the assignments thereof, without the consent of any assignees. By purchasing New Bonds offered by this prospectus, investors will pre-consent to the termination of the Availability Agreement and any Assignment of Availability Agreement that may apply to the New Bonds. We have reserved the similar right to terminate the Capital Funds Agreement, and the assignments thereof, when all other holders of our indebtedness who currently have the benefit of such security consent to such an action (or their indebtedness is retired). By purchasing New Bonds offered by this prospectus supplement, investors will pre-consent to the termination of the Capital Funds Agreement and any Supplementary Capital Funds Agreement that may apply to the New Bonds. Exercise of the right to terminate these agreements would end all support arrangements contained in the respective agreement, including the support arrangements in case of a permanent shut down of Grand Gulf (as defined below). This exercise, if undertaken by us, may have an adverse impact on our outstanding securities, including the New Bonds.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”) as a majority-owned subsidiary of Entergy Corporation, which is a “well-known seasoned issuer”, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”). By utilizing a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the New Bonds described in this prospectus. This prospectus provides a general description of the New Bonds being offered. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. It is important for you to consider the information contained in this prospectus, the related prospectus supplement and the exhibits to the registration statement, together with the additional information referenced under the heading “Where You Can Find More Information” in making your investment decision.

For more detailed information about the New Bonds, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

SYSTEM ENERGY RESOURCES, INC.

General

Our principal executive offices are located at Echelon One, 1340 Echelon Parkway, Jackson, Mississippi 39213. Our telephone number is 601-368-5000. We are a wholly-owned subsidiary of Entergy Corporation (“Entergy”), which also owns all of the common stock of Entergy Arkansas, Inc. (“Entergy Arkansas”), Entergy Mississippi, Inc. (“Entergy Mississippi”), Entergy New Orleans, Inc. (“Entergy New Orleans”) and Entergy Texas, Inc. and, indirectly, the common membership interests in each of Entergy Gulf States Louisiana, L.L.C. and Entergy Louisiana, LLC (“Entergy Louisiana,” and, together with Entergy Arkansas, Entergy Mississippi and Entergy New Orleans, the “System Operating Companies”). Other subsidiaries of Entergy from which we buy services include Entergy Services, Inc., an administrative services company, and Entergy Operations, Inc., a nuclear management services company (“Entergy Operations”). We buy nuclear fuel and certain related services from and through System Fuels, Inc., another Entergy subsidiary (Entergy and its consolidated subsidiaries, the “Entergy System”).

Nature of Our Business

Our principal asset consists of our 90% ownership/leasehold interest in Unit 1 of the Grand Gulf Steam Electric Generating Station (nuclear) (“Grand Gulf”), a 1,250-megawatt nuclear powered electric generating unit near Port Gibson, Mississippi. The other 10% of Grand Gulf is owned by South Mississippi Electric Power Association, a wholesale cooperative in Mississippi. Grand Gulf began commercial operation in 1985 and has operated without a significant shutdown since that time except for normal refueling outages. We have approximately a 78.5% ownership interest and, from a sale and leaseback transaction, an 11.5% leasehold interest in Grand Gulf. As part of the sale and leaseback arrangements, we are required to maintain letters of credit to secure certain amounts payable for the benefit of the equity investors under the leases. The current letters of credit, in the aggregate amount of approximately $191 million, are effective until April 15, 2013.

We sell the capacity and energy from our 90% interest in Grand Gulf exclusively to the System Operating Companies. These sales are made under a Unit Power Sales Agreement among us and the System Operating Companies (the “Unit Power Sales Agreement”) which has been approved by the Federal Energy Regulatory Commission (the “FERC”). (See “—Source of Revenue” below.) In 1990, Entergy Operations took over responsibility for operating Grand Gulf. At December 31, 2010, we had utility plant assets (net of accumulated depreciation) of approximately $1.8 billion, long-term debt of approximately $797 million and common shareholder’s equity of approximately $812 million.

Source of Revenue

Our operating revenues are derived from the allocation of the capacity, energy and related costs associated with our 90% share of Grand Gulf pursuant to the Unit Power Sales Agreement. Under that agreement, we agreed to sell all of our share of capacity and energy from Grand Gulf to the System Operating Companies in accordance with specified percentages (Entergy Arkansas, 36%, Entergy Louisiana, 14%, Entergy Mississippi, 33% and Entergy New Orleans, 17%) as ordered by the FERC. Charges under this agreement are paid in consideration for the purchasing System Operating Companies’ respective entitlement to receive capacity and energy and are payable irrespective of the quantity of energy delivered so long as Grand Gulf remains in commercial operation. The average monthly obligations for payments from the System Operating Companies to us for 2010 under the Unit Power Sales Agreement were approximately $17.1 million for Entergy Arkansas, $6.9 million for Entergy Louisiana, $14.2 million for Entergy Mississippi and $8.3 million for Entergy New Orleans.

Payments under the Unit Power Sales Agreement are our only source of operating revenues. Our financial condition, therefore, depends upon the receipt of payments from the System Operating Companies under the Unit Power Sales Agreement and on the continued commercial operation of Grand Gulf. We have no reason to believe that the System Operating Companies will not be in a position to meet their financial obligations to pay for their allocated portions of Grand Gulf capacity and energy under the Unit Power Sales Agreement. For information with respect to other commitments and contingent obligations of the System Operating Companies, reference is made to Note 8, “Commitments and Contingencies” of the Notes to Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010.

The Unit Power Sales Agreement is to remain in effect until terminated by the parties (this termination being subject to the FERC’s approval), which we expect to occur upon Grand Gulf’s retirement from service at the expiration date of its operating license, November 1, 2024. In general, approval by holders of our outstanding indebtedness for borrowed money would not be required for termination, amendment or modification of the Unit Power Sales Agreement.

Contractual Arrangements for the Benefit of Creditors

As described elsewhere in this prospectus, substantially all of our property is subject to our mortgage, which secured $70 million of our outstanding first mortgage bonds at December 31, 2010. In addition, certain of our indebtedness for borrowed money, including our outstanding first mortgage bonds, is secured by assignments of our rights under our Capital Funds Agreement, dated as of June 21, 1974, as amended and supplemented, with Entergy (the “Capital Funds Agreement”) and our Availability Agreement dated as of June 21, 1974, as amended, with the System Operating Companies (the “Availability Agreement”). The New Bonds offered by this prospectus may likewise be secured by assignments of our rights under these support arrangements; however, by the terms of the New Bonds, holders of the New Bonds will consent to our right to terminate these agreements and assignments without any further action by the holders, subject to certain conditions.

Pursuant to the Capital Funds Agreement and the assignments thereof, Entergy has agreed to supply to us sufficient capital to (1) maintain our equity capital at an amount equal to a minimum of 35% of our total capitalization (excluding short-term debt), and (2) permit the continuation of commercial operation of Grand Gulf and to pay in full all of our indebtedness for borrowed money when due under any circumstances. The performance by Entergy of its obligations under the Capital Funds Agreement is not conditioned on Grand Gulf continuing to remain in service.

Pursuant to the Availability Agreement and the assignments thereof, the System Operating Companies are individually obligated to make payments or subordinated advances to us in accordance with stated percentages (Entergy Arkansas, 17.1%, Entergy Louisiana, 26.9%, Entergy Mississippi, 31.3% and Entergy New Orleans, 24.7%) in amounts that, when added to amounts received under the Unit Power Sales Agreement or otherwise, are adequate to cover all of (i) our total operating expenses for Grand Gulf, including depreciation at a specified rate and permanent shutdown costs and (ii) our interest charges. The respective percentages of payments due by the System Operating Companies were agreed upon by the parties pursuant to an amendment to the Availability Agreement in connection with the financing of the construction costs of Grand Gulf. The different percentages of allocation of capacity and energy from Grand Gulf, and the corresponding payments due by the System Operating Companies under the Unit Power Sales Agreement, were ordered by the FERC in June 1985 based upon the FERC’s determination of these companies’ system-wide demand responsibilities.

The Availability Agreement provides assurances that we would have available adequate cash resources to cover our operating expenses and interest costs and permanent shutdown costs in the event of a shortfall of funds available to us from sales of capacity and energy under the Unit Power Sales Agreement and from other sources. These assurances do not cover or provide for a return on equity. On the other hand, payments to us under the Unit Power Sales Agreement cover our full cost of service, to the extent allowed pursuant to FERC ratemaking practices, including a return on equity. The Availability Agreement by its terms provides that amounts payable thereunder in respect of Grand Gulf are payable even if the unit is not in service for any reason. As discussed above, payments under the Unit Power Sales Agreement are required to be made so long as Grand Gulf remains in commercial operation. Since commercial operation of Grand Gulf began, payments under the Unit Power Sales Agreement to us have exceeded the amounts payable under the Availability Agreement. Accordingly, no payments under the Availability Agreement by the System Operating Companies have ever been required.

The Capital Funds Agreement may be terminated, amended or modified by mutual agreement of the parties thereto, and, upon also obtaining, if required, the consent of those holders of our indebtedness then outstanding who have received assignments of the agreements as referred to above. We and the other parties thereto currently have the right to terminate, amend or modify the Availability Agreement and the assignments thereof without the consent of any assignees.

Additional Information

The information above is only a summary and is not complete. For further information about the support arrangements described above, see “Description of the New Bonds” in this prospectus, and for further information about our support arrangements, please refer to our Annual Report on Form 10-K for the year ended December 31 2010, including Note 8, “Commitments and Contingencies” of the Notes to Financial Statements therein. You should also read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and therefore are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at (http://www.sec.gov). You may read and copy any document that we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549-1004.

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2010, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings contemplated by this prospectus are completed or terminated.

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Daniel T. Falstad

Assistant Secretary

System Energy Resources, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-2095

You may also direct your requests via e-mail to dfalstad@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any accompanying prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the New Bonds. We are not, nor are any underwriters, dealers or agents, making an offer of the New Bonds in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus or any accompanying prospectus supplement are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates.

RATIOS OF EARNINGS TO FIXED CHARGES

We have calculated ratios of earnings to fixed charges pursuant to Item 503 of Regulation S-K of the SEC as follows:

Twelve Months Ended December 31,
2010	2009	2008	2007	2006
3.64	3.73	3.29	3.95	4.05

“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the offering of the New Bonds will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW BONDS

We will set forth in the applicable prospectus supplement a description of the New Bonds that may be offered under this prospectus.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Bonds including:

1.	through one or more underwriters or dealers;

2.	directly to one or more purchasers;

3.	through one or more agents; or

4.	through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Bonds will set forth the terms of the offering of the New Bonds, including:

1.	the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2.	the initial public offering price;

3.	any underwriting discounts and other items constituting underwriters’ compensation;

4.	the proceeds we receive from that sale; and

5.	any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Bonds through underwriters, they will acquire the New Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Bond so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

Listing

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the New Bonds and, in any event, no assurance can be given as to the liquidity of the trading market for any of the New Bonds.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from System Energy Resources, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of System Energy Resources, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Bonds offered hereby will be passed upon for us by Wise Carter Child & Caraway, Professional Association, Jackson, Mississippi, as to matters of Mississippi law, by Friday, Eldredge & Clark, LLP, Little Rock, Arkansas, as to matters of Arkansas law, and by Morgan, Lewis & Bockius LLP, New York, New York, as to matters of New York law. Certain legal matters with respect to the New Bonds will be passed on for any underwriters, dealers or agents by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents us and our affiliates in connection with various matters. Morgan, Lewis & Bockius LLP may rely on the opinions of Wise Carter Child & Caraway, Professional Association and Friday, Eldredge & Clark, LLP as to matters of Mississippi and Arkansas law, respectively, related to its opinion.